UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107	13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP PENN HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP PENN HOLDINGS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-1K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, L.P. (formerly known as Luminus Asset Partners, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LPCO INVESTMENTS S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,906,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,906,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,906,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 222,000,000 shares of common stock outstanding as June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 10 of 13 Pages

This Amendment No. 14 (this “Amendment”) amends and supplements the Schedule 13D filed on July 6, 2007 (the “Original Filing”) and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the “Shares”), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Schedule 13D is being filed by LSP Penn Holdings, LLC (“LSP Holdings”), LSP Penn Holdings II, LLC (“LSP Holdings II”), LS Power Partners, L.P. (“LS Power”), LS Power Partners II, L.P. (“LS Power II”), LS Power Equity Partners, L.P. (“LS Partners”), Luminus Management, LLC (“Luminus Management”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Asset Partners, L.P, (“Vega Asset Partners”), LPCO Investments S.a.r.l. (“LPCO”), LS Power Equity Partners PIE I, L.P. (“LS Partners PIE”), LSP Penn EB I, Ltd. (“LSP EB”), LS Power Equity Partners II, L.P. (“LS Partners II”), LS Power Equity Partners II PIE, L.P. (“LS Partners PIE II”), and LSP Penn EB II, Ltd. (“LSP EB II”), pursuant to their agreement to the joint filing of this Schedule 13D (the “Amended and Restated Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LS Power, LS Partners, LS Partners PIE, LSP EB, LSP Holdings, LS Power II, LS Partners II, LS Partners PIE II, LSP EB II and LSP Holdings II are together referred to herein as the “LS Power Entities.” Luminus Management and Luminus Energy Fund are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

As of April 8, 2011, Luminus Management is no longer the manager of Luminus Asset Partners.

As of May 25, 2011, Luminus Asset Partners, L.P. changed its name to Vega Assets Partners, L.P. All references in the Schedule 13D to “Luminus Asset Partners, L.P.” and “Luminus Asset Partners” are hereby amended to “Vega Asset Partners, L.P.” and “Vega Asset Partners,” respectively.

Vega Energy GP, LLC (“Vega Energy”) is the General Partner of Vega Assets Partners. Vega Asset Partners is the record owner of 1,251,009 Shares. Due to its relationship with Vega Asset Partners, Vega Energy may be deemed to have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Vega Energy may be deemed to have shared beneficial ownership of the Shares of which Vega Asset Partners is the owner. Vega Energy, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control Vega Asset Partners and have shared voting and investment power with respect to the

CUSIP No. 89346D107	13D/A	Page 11 of 13 Pages

Shares owned by Vega Asset Partners. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Vega Asset Partners. Mr. Segal, however, disclaims beneficial ownership of such Shares.

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Between August and September 2010, LTAC SPV I, LLC sold all of its shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	17,906,944	17,906,944	8.1%
LSP Penn Holdings II, LLC	0	17,906,944	17,906,944	8.1%
LS Power Partners, L.P.	0	17,906,944	17,906,944	8.1%
LS Power Partners II, L.P.	0	17,906,944	17,906,944	8.1%
Luminus Management, LLC	0	17,906,944	17,906,944	8.1%
Luminus Energy Partners Master Fund, Ltd.	0	17,906,944	17,906,944	8.1%
Vega Asset Partners, L.P.	0	17,906,944	17,906,944	8.1%
Vega Energy GP, LLC	0	17,906,944	17,906,944	8.1%
LPCO Investments S.à.r.l.	0	17,906,944	17,906,944	8.1%

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 17,906,944 Shares, representing approximately 8.1% of the outstanding Shares. The percentages used herein are based on 222,000,000 shares of common stock outstanding as of June 30, 2011 reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 28, 2011.

CUSIP No. 89346D107	13D/A	Page 12 of 13 Pages

Item 7. Material To Be Filed As Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description

7.1	Amended and Restated Joint Filing Agreement, dated August 22, 2011 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

CUSIP No. 89346D107	13D/A	Page 13 of 13 Pages

Luminus Energy Partners Master Fund, Ltd.

By: Luminus Management, LLC
Its: Investment Manager

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett Title: President

Vega Asset Partners, L.P.

By:	/s/ Paul Segal
Name: Paul Segal Title: President

LPCO Investments S.a.r.l.

By:	/s/ Paul Segal
Name: Paul Segal Title: President